Exhibit 4.3

EXECUTION COPY
MASTER AGREEMENT
This master agreement is executed as a deed (the "Master Agreement") and dated 2  February           2021
BETWEEN:
(A)
Each of the "Buyers" as defined in Clause 1, each a corporation incorporated in the location set out against its name in Clause 1 and having its registered offices at the address set out against its name in Clause 1;

(B)
Star Bulk Carriers Corp., a corporation incorporated under the laws of the Marshall Islands and having its registered offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, 96960 (the "Buyers' Guarantor");

(C)
(i) SBI Pegasus Shipping Company Limited, (ii) SBI Ursa Shipping Company Limited, (iii) SBI Subaru Shipping Company Limited, (iv) SBI Capoeira Shipping Company Limited, (v) SBI Carioca Shipping Company Limited, (vi) SBI Lambada Shipping Company Limited; and (vii) SBI Macarena Shipping Company Limited each a corporation incorporated under the laws of the Marshall Islands and having their registered offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, 96960 (each a "Charterer" and together the "Charterers"); and

(D)
Scorpio Bulkers Inc., a corporation incorporated under the laws of the Marshall Islands and having its registered offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, 96960 (the "Guarantor"),

(each a "Party" and together, the "Parties").
1.	Interpretation
In this Master Agreement, unless the context otherwise requires:
"Ancillary Documentation" means, if and as applicable: (i) any Novation TMA; and/or (ii) any Sub-Charter Novation;
"Banking Day" means any day (other than a Saturday or Sunday) on which banks are open for the transaction of normal banking business in each of Athens, Amsterdam, New York and Shanghai;
"Bareboat Charterparties" means the bareboat charters entered into by the applicable Charterers and applicable Lessors for the applicable Vessel each dated 15 May 2019 and each shall be a "Bareboat Charterparty";
"Buyer" means, in respect of each Vessel, the party receiving the novation of the Bareboat Charterparty for that Vessel pursuant to the relevant Novation Agreement as follows:

Vessel Name	Buyer	Jurisdiction of Incorporation	Address
SBI Pegasus	Star Zeus III LLC	Marshall Islands	Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, 96960
SBI Ursa	Star Zeus V LLC	Marshall Islands
SBI Subaru	Star Zeus IV LLC	Marshall Islands
SBI Capoeira	Star Zeus I LLC	Marshall Islands
SBI Carioca	Star Zeus II LLC	Marshall Islands
SBI Lambada	Star Zeus VI LLC	Liberia	80 Broad Street, Monrovia, Liberia
SBI Macarena	Star Zeus VII LLC	Liberia

and together, the "Buyers";
"Cash Consideration" means, in relation to each Vessel, the amount which shall be paid in cash from the Buyers' Guarantor to the relevant Charterer on the Delivery of such Vessel, which amount shall be the aggregate of: (i) the cash value of the bunkers, luboils and greases which are on board the Vessel and owned by the relevant Charterer at the time of Delivery as calculated in accordance with Clause 7; (ii) any additional items which the Buyer is to pay for as described in the Novation Agreements; (iii) any cash value difference between the Current Outstanding Costs Balance and Outstanding Costs Balance as at Delivery;  (iv) any Pre-Paid Interest; and (v) in respect of SBI Subaru and SBI Ursa only, if these Vessels are delivered in the Atlantic, USD 425,000 per Vessel;
"Current Outstanding Costs Balance" shall be the amounts as set out in Schedule 1 attached hereto;
"Delivery" means, in respect of each Vessel, the date and time on which the rights and obligations under the Charterparty for that Vessel are transferred from the applicable Charterer to the applicable Buyer pursuant to a Novation Agreement as evidenced by a signed, dated and timed protocol of delivery and acceptance;
"Delivery Date Range" means, in relation to a Vessel, the period between the date of satisfaction of the Closing Conditions in relation to that Vessel and, in the Guarantors' option, either: (i) 16 March 2021; (ii) thirty (30) days after the Lessors' Consent for that Vessel has been granted; or (iii) as may be extended pursuant to this Master Agreement;
"Delivery Range" means worldwide excluding any location from which the relevant Vessel is restricted from trading under the relevant Bareboat Charterparty or any relevant Sub-Charter;
"Effectiveness Deadline" has the meaning given to it in Clause 3(b);

"Environmental Claim" means:
(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or
(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident, and a "claim" includes a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;
"Environmental Incident" means:
(a)	any release of Environmentally Sensitive Material from a Vessel; or
(b)
any incident in which Environmentally Sensitive Material is released from a Vessel other than a Vessel and which involves a collision between a Vessel and such other vessel or some other incident of navigation or operation, in either case, in connection with which a Vessel is actually or potentially liable to be arrested, attached, detained or injuncted and/or a Vessel and/or any Charterer and/or any operator or manager of the Vessel is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from a Vessel and in connection with which a Vessel is actually or potentially liable to be arrested and/or where any Charterer and/or any operator or manager of a Vessel is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"Environmental Law" means any law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;
"Environmentally Sensitive Material" means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;
"Excluded Items" means the items set out in Schedule 6;
"Free Cash" means, in respect of a Vessel, the net charter revenue from that Vessel less: (a) the operating costs and management fees for that Vessel of USD4,900  per day; and (b) interest payable under the respective Bareboat Charterparty;
"Inspection" has the meaning given to it in Clause 4(a);
"Inspection Acceptance Notice" has the meaning given to it in Clause 4(a);

"Interim Charter" means, in respect of any Sub-Charter which is being performed at delivery and in respect of which a Sub-Charter Novation is not possible, an interim charter between the Buyer (as owner) and the Charterer (as charterer)  on substantially back to back terms to the Sub-Charter;
"Lessors" means (i) regarding SBI Pegasus: Sea 132 Leasing Co. Limited; (ii) regarding SBI Ursa: Sea 134 Leasing Co. Limited, (iii) regarding SBI Subaru: Sea 133 Leasing Co. Limited; (iv) regarding SBI Capoeira: Sea 128 Leasing Co. Limited; (v) regarding SBI Carioca: Sea 129 Leasing Co. Limited; (vi) for the SBI Lambada: Sea 130 Leasing Co. Limited; and (vii) regarding SBI Macarena: Sea 131 Leasing Co. Limited (each a "Lessor" and, together, the "Lessors");
"Lessors Consent" has the meaning given to it in Clause 2(b);
"Major Casualty" means, any casualty to a Vessel in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds USD500,000 (or the equivalent in any other currency);
"NOR" means the notice of readiness for Delivery for a Vessel served by the relevant Charterer, which shall only be given within the Delivery Date Range for that Vessel and in accordance with Clause 6, once all of the Closing Conditions for that Vessel have been satisfied;
"Novation Agreements" means the agreements to be entered into between the applicable Charterer, the Guarantor, the applicable Lessor, each applicable Buyer and the Buyer Guarantor pursuant to which the applicable Charterer and Guarantor will novate their rights and obligations under  the applicable Bareboat Charterparty to the applicable Buyer and Buyers' Guarantor, in consideration for the Novation Consideration;
"Novation Consideration" means in respect of each Vessel: (i) the Buyers' assumption of the Outstanding Cost Balance under the relevant Bareboat Charterparty as at Delivery; (ii) the Warrant Shares issued upon a valid exercise of the Warrant in respect of such Vessel; and (iii) the Cash Consideration for that Vessel;
"Novation TMA" means the novation agreement of the rights and obligations of the Charterer under the technical management agreement for the Vessel as at Delivery to Buyer substantially the form set out in Schedule 3;
"Outstanding Costs Balance" shall have the same meaning as that given in each of the Bareboat Charterparties and means the principal lease amount under each of the Bareboat Charterparties which shall be assumed by the relevant Buyer on Delivery in respect of which the Parties shall procure that the Lessors provide an approximate amount within one (1) week of each Vessel's Delivery and definite amounts one (1) day before each Delivery;
"Pre-Paid Interest" means, in the event that the relevant Charterer or the Guarantor has, under the relevant Bareboat Charterparty:
(a)
paid to the relevant Lessor the charterhire, comprising principal and interest, due on 24 February 2021 for the period ending on or around 23 May 2021 and Delivery takes place on or after 24 February 2021 but before 23 May 2021; or,

(b)	paid the charterhire comprising principal and interest, due on 24 May 2021 for the period ending on or around 23 August 2021 and Delivery takes place on or after 24 May 2021 but before 23 August 2021, the amount of the interest that will be deemed earned by the relevant Lessor in the period between the Delivery of the relevant Vessel and the 23 May 2021 (in the case of (a)) or 23 August 2021 (in the case of (b)) but at the date of Delivery has already been pre-paid by the relevant Charterer or the Guarantor, subject to the prepayment of such interest being evidenced by the invoices issued by the Lessors;
"Prohibited Person" means a person that is:
(a)	listed on, or owned or controlled by a person listed on, a Sanctions List;
(b)
located in, incorporated, organized or formed under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory wide Sanctions ; or

(c)	otherwise a subject of or target of, or owned or controlled by a person that is otherwise the subject of or target of, Sanctions;
"Registration Rights Agreement" means the agreement by and among the Buyers' Guarantor and the Guarantor dated as of the date hereof, a form of which is attached in Schedule 4 hereto;
"Sanctions" means any sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):
(a)
imposed by law or regulation of the United Kingdom, the Council of the European Union, the United Nations or its Security Council or the United States of America or their respective governmental authorities or agencies including, without limitation:

(i)	the Office of Foreign Assets Control in the United States ("OFAC");
(ii)	the U.S. Department of State;
(iii)	the United Nations Security Council; and
(iv)	Her Majesty's Treasury of the United Kingdom
(together, the "Sanctions Authorities"); or
(b)	otherwise imposed by any law or regulation binding on a Party or to which a Party is subject;
"Sanctions List" means:
(a)	the "Specially Designated Nationals and Blocked Persons List" maintained by OFAC;

(b)	the "Investment Ban List" maintained by Her Majesty's Treasury of the United Kingdom; or
(c)	any similar list maintained by, or the public announcement of a Sanctions designation made by, a sanctions authority referred to in the definition of "Sanctions", each as amended, supplemented or substituted from time to time;
"SEC" has the meaning given to it in Clause 3(a);
"Securities Act" has the meaning given to it in Clause 3(a);
"Selling Shareholder Questionnaire" means the questionnaire set forth in Schedule 5 hereto;
"Sub-Charter" means any sub-charter for a Vessel for which the Delivery for that Vessel is or may fall during its charter period (always excluding the Bareboat Charterparties) such term to always include any sub-charter for a Vessel entered into after the date of this Master Agreement and which is still being performed on Delivery of that Vessel;
"Sub-Charter Novation" means a novation of the rights and obligations of a Charterer under a Sub-Charter to the relevant Buyer, in a form to be agreed ;
"Transactions" means the transactions contemplated by this Master Agreement, the Novation Agreements and any Ancillary Documentation;
"Vessels" means:
Vessel name	Type	Year of build	Shipyard
SBI Pegasus	Ultra	2015	Chengxi
SBI Ursa	Ultra	2015	DACKS
SBI Subaru	Ultra	2015	DACKS
SBI Capoeira	Kamsa	2015	Hudong
SBI Carioca	Kamsa	2015	Hudong
SBI Lambada	Kamsa	2016	Hudong
SBI Macarena	Kamsa	2016	Hudong

(each "Vessel" and together the "Vessels");
"Warrant" means the warrant in the form attached in Schedule 2 hereto; and

"Warrant Shares" means the shares of common stock of the Buyers' Guarantor underlying the Warrant and to be issued upon a valid exercise of the Warrant as set forth in Clause 3.
2.	Closing Conditions
The provisions of this Master Agreement are intended to create a binding and enforceable obligation on each Party.  The obligations of the Parties under Clauses 3, 4(c), 4(d), 6, 7, and 8 in respect of each Vessel shall be contingent upon the satisfaction of the following conditions in respect of that Vessel (together, the "Closing Conditions"):
(a)	Buyers/Buyers' Guarantor, at their option, having carried out a physical inspection of the Vessel and its class records on or prior to 10 February 2021;
(b)	The relevant Lessor having provided their written consent to the Transactions (each a "Lessor's Consent") on or prior to 28 February 2021; and
(c)	The execution of the relevant Novation Agreement prior to 16 March 2021 or such later date as the Parties may agree in writing.
3.	Issuance of Warrant and Warrant Shares and Registration Rights
(a)
Issuance of the Warrant and the Warrant Shares. Subject to the accuracy of and in reliance upon the representations and warranties of the Guarantor contained in the Warrant, the Buyers' Guarantor shall issue to the Guarantor or its nominee as of the date of this Master Agreement the Warrant in a transaction exempt from registration under Section 5 of the Securities Act of 1933, as amended (the "Securities Act").  Upon the valid exercise of the Warrant in accordance with its terms, the Buyers' Guarantor shall issue the following number of Warrant Shares in respect of each Vessel Delivery:

Vessel	Number of Warrant Shares
SBI Subaru	348,520
SBI Pegasus	350,797
SBI Ursa	348,519
SBI Capoeira	494,305
SBI Carioca	494,305
SBI Lambada	481,777
SBI Macarena	481,777

provided that, the Warrant Shares listed in the table above may only be issued to the Guarantor at such times when the Registration Statement covering the resale of the Warrant Shares is on file with and has been declared effective by the U.S. Securities and Exchange Commission (the "SEC"), in accordance with the rules and regulations under the Securities Act; provided further that the Warrant shall be non-transferable and the Warrant Shares shall be issued (upon a valid exercise of the Warrant) without a Securities Act legend.
(b)
Registration Rights.  No later than 10 February 2021  (the "Filing Deadline"), the Buyers' Guarantor agrees to file with the SEC a new Registration Statement, as set forth in the Registration Rights Agreement, covering the resale of such Warrant Shares that are issuable in respect of each Vessel for which an Inspection Acceptance Notice has been given and/or any Vessel in repect of which the Buyers' Guarantor has waived in writing the right to carry out an Inspection, and shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the Filing Deadline but in no event later than the earlier of (i)the 90th calendar day following the Filing Deadline if the SEC notifies the Buyers' Guarantor that it will "review" the Registration Statement) and (ii)  the 5th business day after the date the Buyers' Guarantor is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be "reviewed" or will not be subject to further review; (the "Effectiveness Deadline") provided that reasonable and documented costs, not exceeding USD50,000 actually incured by the Guarantor directly as a result of failure to meet the Effectiveness Deadline shall be borne by the Buyers' Guarantor; provided further that the Guarantor or its nominee (as applicable) agrees to provide the Buyers' Guarantor with a completed Selling Shareholder Questionnaire no later than two (2) Business Days prior to the Filing Deadline.

(c)	Compliance with Securities Laws. The Guarantor or its nominee (as applicable) agrees to comply with the U.S. securities laws in connection with any disposition of the Warrant Shares.
(d)
Effectiveness Deadline. If the Registration Statement is not declared effective by the SEC by the Effectiveness Deadline then, save for Clauses 16, 19 and 21 which shall remain in force, the terms of this Master Agreement shall terminate immediately without further liability to any Party save as is set out in Clause 16. For the avoidance of doubt, Clause 6(e) shall not apply for any Vessels in respect of which the terms of this Master Agreement have been terminated in accordance with this Clause 3(d).

(e)
Extension of the Delivery Date Range. Without prejudice to Clause 3(d), if the Buyers' Guarantor has filed the new Registration Statement in accordance with Clause 3(b) and the Registration Statement is not declared effective by the end of the original Delivery Date Range (prior to any extension under sub-Clause (ii) of the definition of Delivery Date Range in Clause 1), then the Delivery Date Range shall be deemed extended to expire on the earlier of (i) ten  (10) Business Days immediately following the date that the Registration Statement is deemed effective or such later date as the  Guarantor and the Buyers' Guarantor  may agree in writing, such date to be extended to enable any notice provisions in the Novation Agreements to be complied with; and (ii) the Effectiveness Deadline.

4.	Inspections
(a)
The Buyers/Buyers' Guarantor shall have the right to inspect each Vessel (an "Inspection") and its classification records on or before 10 February 2021 and shall declare, in respect of each Vessel, whether the same are accepted or not within ten (10) Banking Days after the completion of the inspection and in all circumstances, no later than 10 February 2021 (each declaration of acceptance, an "Inspection Acceptance Notice"). If the Buyers/Buyers' Guarantor do not accept the findings of an inspection of a Vessel and its classification records within the aforementioned period, the provisions of this Master Agreement that relate to that Vessel shall automatically be null and void save for Clauses 16, 19 and 21.

(b)
The Charterers shall make each Vessel available for such inspection and during the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers/Buyers' Guarantor. The Buyers/Buyers' Guarantor shall ensure that the inspections shall not cause undue delay to the Vessels.

(c)
The Buyers/Buyers' Guarantor shall have the right at their cost and expense to arrange for an underwater inspection of each Vessel by a diver approved by that Vessel's Classification Society prior to the Delivery in respect of that Vessel. The Charterers at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay (and such underwater inspection shall not cause undue delay to the Vessels) and in the presence of a Classification Society surveyor arranged for by the Charterers and paid for by the Buyers/Buyers' Guarantor. The Buyers/Buyers' Guarantor representative(s) shall have the right to be present at the diver's inspection as observer only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Vessel's Classification Society.

(d)
If the rudder propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect a Vessel's class (by way of condition), then such defects shall be made good by the Charterers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation prior to Delivery and the Charterers shall pay for the underwater inspection and the Classification Society's attendance. In the Buyers/Buyers' Guarantors' option, the Charterers shall not be required to make good such defects if the Charterers make a payment on Delivery to the Buyers Guarantor (or as the Buyers Guarantor directs) of an amount sufficient to cover the costs and expenses in connection with the required repairs (including but not limited to the cost of labour and materials), as may be determined by the Buyers, acting reasonably. Such payment may, in the Buyers' Guarantors' option, be netted off against the Cash Consideration payable for the Vessels.

(e)
The Buyers have the right to place up to two (2) representatives on board each Vessel, at the sole risk and expense of the Buyers and the relevant Charterer shall make all reasonable commercial efforts to ensure such representatives are able to board the Vessel after a strict quarantine/Covid-19 protocol to be agreed between the Guarantor and Buyers' Guarantor. These representatives are on board for the sole purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Charterer's P&I Club standard letter of indemnity prior to their embarkation. Any Buyers' representative coming on board prior to delivery of the Vessel shall take a PCR COVID-19 test 48 hours prior to boarding the Vessel.

5.	Sub-Charters
The Charterers shall procure that so long as this Master Agreement is in force in respect of a Vessel:
(a)
they shall use reasonable commercial endeavours to procure that all Sub-Charters entered into after the date of this Master Agreement for that Vessel include the following provision: "The Charterers hereby agree that the Owners shall be entitled to novate their rights and obligations under this agreement to [Name of Relevant Buyer] upon written notice to the Charterers. The Charterers shall promptly sign all such documents as may be necessary to give effect to such novation as the Owners may request, subject to such documents not increasing the obligations or liabilities of the Charterers hereunder.";

(b)
entry into any Sub-Charter for that Vessel with a duration of more than thirty (30) days shall require the prior written consent of the relevant Buyer, such consent not to be unreasonably withheld or delayed; and

(c)
any Sub-Charter in effect at the time of Delivery of the relevant Vessel shall be novated to the Buyer pursuant to a Sub-Charter Novation, or if the relevant sub-charterer does not agree to the Sub-Charter Novation, the relevant parties will discuss and agree the terms of an Interim Charter.

6.	Delivery of Vessels
(a)
The Vessel shall be delivered and taken over safely afloat at a safe location within the Delivery Range in the Charterers' option. If it is intended, at the time of Delivery, that the Vessel will be at sea or otherwise will not be in such a place that will allow the orderly handover of the crew or technical management of the Vessel, the relevant Buyer may require, in their option, notified in writing to the Guarantor prior to Delivery, that the Guarantor procure the entry into of a Novation TMA by the then current technical manager of the Vessel in respect of that Vessel.

(b)
NOR for each Vessel shall only be tendered within the relevant Delivery Date Range after the relevant notices have been given in accordance with Clause 6(c). NOR may only be given for a Vessel once the Closing Conditions for that Vessel have been met and the Registration Statement in respect of the relevant Warrant Shares is declared effective by the SEC.

(c)
The Charterers shall keep the Buyers well informed of each Vessel's itinerary and shall provide the Buyers with ten (10) and five (5) approximate days' notice, and three (3), two (2) and one (1) days' definite notice of the date the relevant Charterer will tender NOR and of the place of Delivery. When the Vessel is at the place of Delivery and physically ready for Delivery in accordance with this Master Agreement and the relevant Novation Agreement, the relevant Charterer shall give the relevant Buyer the NOR for that Vessel. If, on the date of expected tendering of NOR (as indicated by the aforementioned notices) the only fact preventing the Charterer issuing NOR is the fact that the Registration Statement in respect of the relevant Warrant Shares has not yet been declared effective by the SEC, then: (i) the Charterer shall continue keep the Buyers well informed of each Vessel's itinerary; (ii) the Buyers' Guarantor shall continue to keep the Guarantor informed of any material information regarding the efforts to have the Registration Statement declared effective; and (iii) without prejudice to the other terms of this Master Agreement, the Parties shall act reasonably in determining a new timeline and giving of notices by the Charterer for issuance of NOR which, at a minimum, will provide the relevant Buyer and the Buyers' Guarantor with sufficient notice to be able to meet their obligations and exercise their rights under the Novation Agreement and this Master Agreement and specifically, without limitation, those under Clauses 6(a) and 6(d).

(d)
On Delivery of each Vessel and no later than three (3) Banking Days after the date that the relevant NOR has been given: (i) the Buyers' Guarantor shall pay (or procure payment) and issue (as applicable) to the Guarantor, the Novation Consideration for that Vessel;  (ii) the Novation Agreements and any Ancillary Documentation must be effective and the novations contemplated thereunder (or delivery in the case of an Interim Charter) shall take place; and (iii) to the extent not already delivered, the Parties must exchange the documents set out in Clause 8.

(e)
Subject to Clause 3(d), should, following satisfaction of the Closing Conditions and the Registration Statement being declared effective, the relevant Charterer fails to serve NOR for a Vessel by the last day of the Delivery Date Range for that Vessel, then the relevant Buyer may, by written notice to the relevant Charterer either:

a.
cancel the terms of this Master Agreement insofar as they relate to that Vessel whereupon the Guarantor shall make due compensation to the Buyers and Buyers' Guarantor for their respective losses and for all expenses incurred in respect of the Transactions that relate to that Vessel (including without limitation a proportional amount of any cost and expense that relates to the Transactions as a whole); or

b.
without prejudice to the right of the relevant Buyer to at any time thereafter serve a notice to cancel the relevant terms of this Master Agreement that relate to that Vessel and demand compensation in accordance with Clause 6(e)a., extend the Delivery Date Range for up to ninety (90) days, whereupon the terms of Clause 6(g) shall apply.

(f)
Should the Buyer fail to be ready and/or fail to take delivery of the Vessel within three (3) Banking Days after the date that the relevant NOR has been given for a Vessel then the relevant Charterer may, by written notice to the relevant Buyer either:

a.
cancel the terms of this Master Agreement insofar as they relate to that Vessel whereupon the Buyers' Guarantor shall make due compensation to the Charterers and Guarantor for their respective losses and for all expenses incurred in respect of the Transactions that relate to that Vessel (including without limitation a proportional amount of any cost and expense that relates to the Transactions as a whole); or

b.
without prejudice to the right of the relevant Charterer to at any time thereafter serve a notice to cancel the relevant terms of this Master Agreement that relate to that Vessel and demand compensation in accordance with Clause 6(f)a., extend the Delivery Date Range for up to ninety (90) days and for the avoidance of any doubt, any Free Cash shall be retained by the Charterer.

(g)
If the Delivery for a Vessel occurs within the extended period set out in Clause 6(e)b., the Cash Consideration for that Vessel shall be adjusted such that the Free Cash (if any) accrued from the expiry of the original Delivery Date Range to the date of actual Delivery (if any) shall be for the relevant Buyer. If this results in the Cash Consideration being a negative number, the relevant Charterer (or the Guarantor) shall pay the Buyers' Guarantor such amount in order to give effect to the spirit of this Clause 6(g).

7.	Bunkers and other items
(a)
 Upon Delivery of a Vessel, the relevant Charterers shall deliver to the relevant Buyers everything belonging to that Vessel which is in the Charterers' possession or control (save for any Excluded Items), on board and on shore, including but not limited to depot spares that are compatible with the Vessels but are not assigned to a specific Vessel (on a pro rata basis across the Guarantor's fleet), any spare parts and spare equipment, spare tail end shaft(s) and/or spare propeller blade(s), used or unused, whether on board or not, and any such items owned by the Charterers shall become the relevant Buyers' property without additional payment. The Charterers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The Charterers shall make reasonable efforts to remove all Excluded Items from the Vessel promptly after to Delivery. To the extent that Excluded Items are not removed from the Vessel at Delivery due to the Vessel not being in port at the time of Delivery and/or a Novation TMA, the Buyer shall make such Excluded Items available for collection by the Charterers at the first port after Delivery. Any additional cost incurred by the Buyer shall be for the account of the Charterer/Guarantor.

(b)
The relevant Buyer shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums which are owned by the relevant Charterer at the time of Delivery (the "Fuels") and the value of the Fuels for the purpose of calculating the Cash Consideration shall be determined by multiplying the quantities determined pursuant to Clause 7(c) by the actual price paid for the same (excluding barging prices but including discounts) as evidenced by invoices and/or vouchers .

(c)
The quantities of Fuels as at Delivery will be measured by Verifuel, the cost of which will be shared by the Buyer and the Charterer. If the Vessel is to be delivered at sea, such  measurement will take place in the last port prior to commencing the last voyage before Delivery and for the purposes of determining the Cash Consideration payable, the Parties shall take the surveyors measurement for the quantities and agree a reduction in such quantities to account for the estimated consumption between measurement and the time of Delivery. If the Vessel is to be delivered at a port, the measurement will take place in the delivery port and such measurement will be the basis for assessing the value of the Fuels.

(d)
The Charterers and Guarantor each undertake to each Buyer and the Buyers' Guarantor that for any Vessel not carrying cargo under a Sub-Charter at Delivery, the cargo holds of that Vessel shall be swept clean upon Delivery. Any failure to comply with the undertaking in this Clause 7(d) shall result in compensation of USD4,000 per Vessel in non-compliance which may be settled, in the Buyers' Guarantor's option, by deduction from the Cash Consideration for that Vessel.

8.	Delivery Documentation
Upon or before the Delivery of each Vessel, the relevant Charterer shall provide the relevant Buyer with the following delivery documents:
(a)
Evidence acceptable to the Buyer (acting reasonably) that all necessary corporate action has been taken by the Charterer to authorise the execution, delivery and performance of this Master Agreement, the relevant Novation Agreement, any relevant Ancillary Documentation and all other documents to be provided or executed by the Charterers under any of them;

(b)
a Certificate of Transcript of Registry issued by the competent authorities of the flag state no earlier than three (3) Banking Days prior to the Delivery evidencing the relevant Lessor's ownership of the Vessel and any registered mortgages;

(c)
a Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued no earlier than three (3) Banking Days prior to Delivery confirming that the Vessel is in Class free from condition/recommendation. In the event of a recommendation on Delivery,  a compensation equivalent to the direct costs of repair, which shall be the average of quotes from two (2) reputable shipyards, in the vicinity of the delivery place,  obtained from the relevant Charterer and the relevant Buyer, promptly, without delay, by way of deduction from the Cash Consideration for that Vessel;

(d)	a complete and accurate copy of any Sub-Charter in force for that Vessel as at Delivery;
(e)	if required by the Buyer in accordance with Clause 6(a), a signed original of the relevant Novation TMA executed by the relevant technical manager;
(f)
the classification certificate(s) as well as all plans, drawings and manuals, which are on board the Vessel in the possession of the Charterers with other certificates which are on board the Vessel being handed over to the Buyer unless the Charterer is required to retain or does not have the power to provide the same, in which case the Charterer shall procure that the Buyer has the right to take copies; and

(g)
confirmation that they have satisfied (or will satisfy immediately after Delivery) all conditions precedent  that they are required to satisfy under the relevant Novation Agreement unless such conditions precedent are waived in accordance with the terms of the Novation Agreement.

Other technical documentation and records which are in the Charterers' possession in relation to the Vessel shall promptly after Delivery be forwarded to the Buyers at their expense save that the Charterers shall be entitled to retain copies thereof subject to Clause 19.
Upon or before the Delivery of each Vessel, the relevant Buyer shall provide the relevant Charterer with:
(a)
evidence acceptable to the Charterer (acting reasonably) that all necessary corporate action has been taken by the Buyer to authorise the execution, delivery and performance of this Master Agreement, the relevant Novation Agreement, any relevant Ancillary Documentation and all other documents to be provided or executed by the Buyer under any of them;

(b)
in respect of that Delivery, a confirmation that the relevant Registration Statement has been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement shall have been issued; and

(c)
confirmation that they have satisfied (or will satisfy immediately after Delivery) all conditions precedent  that they are required to satisfy under the relevant Novation Agreement unless such conditions precedent are waived in accordance with the terms of the Novation Agreement.

The Parties shall procure that upon Delivery of a Vessel, the relevant Charterer and the relevant Buyer shall sign and deliver to each other a protocol of delivery and acceptance confirming the date and time of Delivery for that Vessel.
9.	Total Loss and Major Casualty
Should a Vessel become an actual, constructive or compromised total loss before Delivery the provisions of this Master Agreement that relate to that Vessel shall automatically be null and void save for Clauses 16, 19 and 21.
Should a Vessel suffer a Major Casualty before Delivery then the relevant Buyer may at their option:
(a)	terminate the provisions of this Master Agreement that relate to that Vessel save for Clauses 16, 19 and 21; or
(b)
affirm that the provisions of this Master Agreement that relate to that Vessel shall remain in force subject to such conditions as the Buyer may reasonably impose (which may include a reduction in the Novation Consideration for that Vessel in an amount equal to the Major Casualty).

10.	Representations and Warranties
10.1 Each of the Charterers and the Guarantor hereby represents and warrants to each of the Buyers and the Buyers' Guarantor as at the date hereof and as at each date of Delivery:
(a)
each of the Charterers and the Guarantor has the requisite power and authority to enter into and perform this Master Agreement and the documents referred to in it (to which it is a party), and they constitute valid, legal and binding obligations on the Charterers and the Guarantor (as may be relevant) with their respective terms;

(b)
the execution and performance by the Charterers and the Guarantor of this Master Agreement and the documents referred to in it (to which it is a party) will not breach or constitute a default under their respective constitutional documents, or any agreement, instrument, order, judgement or other restriction which binds the them;

(c)	no Termination Event has occurred and is continuing under any Bareboat Charterparty for which Delivery has not already occurred;
(d)	to the best of their knowledge, there has been no breach by any party of any provision of any Bareboat Charterparty for which Delivery has not already occurred;
(e)	the Buyers' Guarantor has been provided a full, true, accurate and complete copy of each Bareboat Charterparty;
(f)	neither the Charterers, nor any Vessel for which Delivery has not already occurred, nor (to the best of their knowledge) any Lessor is the subject of any Sanction or is a Prohibited Person;
(g)
no Vessel for which Delivery has not already occurred is the subject of, or since delivery under the relevant Bareboat Charter, has been the subject of any Environmental Incident or Environmental Claim; and

(h)	to the best of their knowledge no Vessel for which Delivery has not already occurred has grounded or touched bottom since her last dry-docking.
10.2 In respect of the Transactions for a particular Vessel, each of the relevant Charterer and the Guarantor hereby represents and warrants to each of the relevant Buyer and the Buyers' Guarantor that as at the date of Delivery of that Vessel:
(a)
the Vessel is free from all cargo (other than that being shipped under a Sub-Charter that has complied with the provisions of Clause 5) any charters (other than the relevant Bareboat Charterparty and any Sub-Charter that has complied with the provisions of Clause 5), encumbrances, mortgages, claims, maritime liens or any other debts whatsoever (other than those mentioned on the Transcript of Registry provided pursuant to Clause 8(b) or otherwise arising in the ordinary course of business), and is not subject to Port State or other administrative detentions;

(b)	is in the condition as she was at the time of Inspection, fair wear and tear excepted; and

(c)
has her Class maintained without condition/recommendation, free of average damage affecting the Vessel's class and with her classification certificate and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation by the Classification Society or the relevant authorities.

10.3 Each of the warranties and representations set out in this Master Agreement shall be construed as a separate and independent warranty and representation and, save as expressly provided otherwise, shall not be limited or restricted by reference to or inference from any other terms of this Master Agreement or any other warranty or representation.
10.4 Without limitation to the foregoing, the Guarantor shall indemnify the relevant Buyers and the Buyers' Guarantor against all losses, claims, expenses and other liabilities incurred as a result  of the warranty set out in Clause 10.2(a) not being true when given.
11.	Anti-Corruption and Sanctions
(a)
Each Party represents, warrants and undertakes to each other Party that, at the date of entering into this Master Agreement and continuing until the last Delivery and thereafter if any violation of the terms of the present has any adverse, (actual, contingent or  retroactive), consequences for any of the Parties:

a.
neither they nor any person, entity or body who directly or indirectly owns or controls them: (1) appears on an Sanctions List, are a Prohibited Person or are otherwise the subject of Sanctions; (2) are directly or indirectly owned 50% or more by, or directly or indirectly controlled by, or directly or indirectly acting on behalf of, or to the benefit of, or are engaging in any sanctionable activities involving one or more persons, that appear on a Sanctions List, are a Prohibited Person or are otherwise the subject of Sanctions;

b.
they shall comply with all applicable laws in relation to Sanctions, the US Foreign Corrupt Practices Art, the UK Bribery Act and/or other similar anti-corruption/anti laundering provisions of other applicable legal regimes; and

c.
in connection with the performance of this Master Agreement, they will not pay, offer, promise, or authorize, directly or indirectly, any money or thing of value to any government official or employee or any political party or candidate for political office, or any employee or official of a public international organization, for the purpose of inducing or rewarding any favorable action or obtaining any improper advantage in any commercial transaction or in any governmental matter.

(b)
If at any time before the last Delivery, a Party breaches the aforementioned Clause 11(a), the Guarantor (in the case of a breach by a Buyer or the Buyers' Guarantor) or the Buyers' Guarantor (in the case of a breach by a Charterer or the Guarantor) may cancel this Master Agreement immediately by written notice to all of the other Parties.

(c)
The Guarantor shall indemnify each of the Buyers and the Buyers' Guarantor and the Buyers' Guarantor shall indemnify each of the Charterers and the Guarantor  against any and all claims, losses or liability whatsoever (including but not limited to the reasonable costs and expenses connected with the entry into of this Master Agreement, the Novation Agreements, the Ancillary Documentation and the performance of their obligations under any of them) arising as a result of breach by the indemnifying party (or a Charterer or Buyer respectively) of the terms of this Clause 11, whether or not this Master Agreement is cancelled.

12.	Closing Conditions Backstop Date
In the event that the Closing Conditions for a Vessel have not been satisfied prior to 18:00hrs (New York time) on 31 March 2021, the provisions of this Master Agreement that relate to that Vessel shall automatically be null and void save for Clauses 16, 19 and 21 and the Warrant shall automatically be null and void and shall expire worthless and no longer be exercisable at such time. In the event this Master Agreement becomes null and void each of the Parties shall be responsible for the fees and expenses as set out in Clause 16.
13.	Entire Agreement
This Master Agreement together with the Novation Agreements and Ancillary Documentation constitute the entire understanding between the Parties in relation to the subject matter hereof and replaces and extinguishes all prior agreements, undertakings, arrangements or understandings (oral or written) made by the Parties with respect to such subject matter.
14.	Counterparts
This Master Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.
15.	Binding Effect
This Master Agreement shall be binding upon the Parties and their respective successors and assigns.
16.	Fees and Expenses
Each Party shall bear its own legal and other costs in connection with the preparation, negotiation and execution of this Master Agreement, Novation Agreements and Ancillary Documentation and the Buyers/Buyers' Guarantor shall also be responsible for the Lessors' reasonable and evidenced legal costs in connection with the preparation of the Novation Agreements.
17.	Variations, Waivers and Amendments
No variation or amendment of this Master Agreement shall be effective unless in writing and signed by or on behalf of a duly authorized representative of each Party. No failure or delay on the part of any person in exercising any right or remedy provided by law or under this Master Agreement shall impair such right or remedy or operate as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude or restrict any other or further exercise of it or the exercise of any other right or remedy. A waiver by any person of a breach of or default under this Master Agreement shall not constitute a waiver of any other breach or default, shall not affect the other terms of this Master Agreement and shall not prevent a person from subsequently requiring compliance with the waived obligation. Any waiver (in whole or in part) of any right or remedy under this Master Agreement must be set out in writing, signed by or on behalf of the person granting the waiver and may be given subject to any conditions thought fit by the grantor and, unless otherwise expressly stated, any waiver shall be effective only in the instance and only for the purpose for, and in favour of the person to, which it is given.

18.	Contracts (Rights of Third Parties) Act 1999
No provision of this Master Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Master Agreement.
19.	Confidentiality
This Master Agreement and the transactions contemplated herein shall be treated as strictly private and confidential, unless: (i) all the Parties agree to disclose the same, or (ii) their existence or any of the terms are required to be disclosed by law or regulation or reported to any regulator or regulated exchange (including the NYSE and NASDAQ or in filings with the SEC ), provided always that the Parties shall be at liberty to disclose the Master Agreement and the Transactions to their legal advisors, lenders and financiers.
20.	Notices
Any notice under or in connection with this Master Agreement shall be in writing in the English language and may be served by leaving it at or sending it by pre-paid first-class post or recorded delivery (or registered airmail) or e-mail to the address of the relevant Party which is set out below or to such other address as that Party may have notified in writing from time to time to the Party serving the notice for the purposes of receiving notices under this Master Agreement:

Any Buyer or the Buyers' Guarantor
Address:	C/O STAR BULK MANAGEMENT INC. 40, Ag. Konstantinou Street Marousi 151 24 Greece

E-mail:	legal@starbulk.com

in each case marked for the attention of the Co General Counsels
Any Charterer or the Guarantor
Address:	Scorpio Bulkers Inc. or c/o Scorpio Bulkers Inc., Le Millenium, 9 Boulevard Charles III, 98000, Monaco

E-mail:	legal@scorpiogroup.net

in each case marked for the attention of the Legal Department
21.	Governing Law and Submission to Jurisdiction
This Master Agreement (including a dispute relating to its existence, validity or termination) and any non-contractual right or obligation or other matter arising out of or in connection with it shall be governed by and construed in accordance with English law.

Any dispute arising out of or in connection with this Master Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association Terms current at the time when the arbitration proceedings are commenced.
In cases where neither the claim nor any counterclaim exceeds the sum of US$500,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
If any provision of this Master Agreement is, or becomes, invalid, unenforceable or illegal, in whole or in part, under the laws of any jurisdiction, such provision or part shall to that extent be deemed not to form part of this Master Agreement, but the validity, enforceability or legality of the remaining provisions shall not be impaired.
In the event of any conflict between the terms of this Master Agreement and the terms of any Novation Agreement or Ancillary Documentation then, as between the Parties, the terms of this Master Agreement shall prevail as to the extent of such conflict.

IN WITNESS WHEREOF this Master Agreement has been executed by the Parties and delivered as a deed on the day and year first written above.
Scorpio Bulkers Inc. /s/ Cameron Mackey Name: Cameron Mackey Title: Chief Operating Officer in presence of: Laurice Oso	Star Bulk Carriers Corp. /s/ Simos Spyrou Name: Simos Spyrou Title: CO - CFO in presence of: Emmanouil G. Metaxas

SBI Pegasus Shipping Company Limited /s/ Cameron Mackey Name: Cameron Mackey Title: Director in presence of: Laurice Oso	SBI Ursa Shipping Company Limited /s/ Cameron Mackey Name: Cameron Mackey Title: Director in presence of: Laurice Oso

SBI Subaru Shipping Company Limited /s/ Cameron Mackey Name: Cameron Mackey Title: Director in presence of: Laurice Oso	SBI Capoeira Shipping Company Limited /s/ Cameron Mackey Name: Cameron Mackey Title: Director in presence of: Laurice Oso

SBI Carioca Shipping Company Limited /s/ Cameron Mackey Name: Cameron Mackey Title: Director in presence of: Laurice Oso	SBI Lambada Shipping Company Limited /s/ Cameron Mackey Name: Cameron Mackey Title: Director in presence of: Laurice Oso

SBI Macarena Shipping Company Limited /s/ Cameron Mackey Name: Cameron Mackey Title: Director in presence of: Laurice Oso	Star Zeus III LLC /s/ Sofia Dauigou Name: Sofia Dauigou Title: President/Secretary in presence of: Eirini Katopodi

Star Zeus V LLC /s/ Sofia Dauigou Name: Sofia Dauigou Title: President/Secretary in presence of: Eirini Katopodi	Star Zeus IV LLC /s/ Sofia Dauigou Name: Sofia Dauigou Title: President/Secretary in presence of: Eirini Katopodi

Star Zeus I LLC /s/ Sofia Dauigou Name: Sofia Dauigou Title: President/Secretary in presence of: Eirini Katopodi	Star Zeus II LLC /s/ Sofia Dauigou Name: Sofia Dauigou Title: President/Secretary in presence of: Eirini Katopodi

Star Zeus VI LLC /s/ Sofia Dauigou Name: Sofia Dauigou Title: President/Secretary in presence of: Eirini Katopodi	Star Zeus VII LLC /s/ Sofia Dauigou Name: Sofia Dauigou Title: President/Secretary in presence of: Eirini Katopodi

SCHEDULE 1
CURRENT OUTSTANDING COSTS BALANCE

SCHEDULE 2
AGREED FORM OF WARRANT DOCUMENTATION

SCHEDULE3
AGREED FORM OF NOVATION TMA

SCHEDULE 4
AGREED FORM OF REGISTRATION RIGHTS AGREEMENT

SCHEDULE 5
SELLING SHAREHOLDER QUESTIONNAIRE

SCHEDULE 6
EXCLUDED ITEMS

Library and forms exclusively for use in the Charterers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the transfer without compensation, as well as the following additional excluded items (including items onhire or owned by third parties):